Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04012546

20 January 2004

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

dlw 2/3

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 DECEMBER 2003

QUARTER HIGHLIGHTS

Papua New Guinea

- Quarterly revenue from SE Gobe field was US$1,025,060

Indonesia

- Various discussions were held with potential bidders for the Oyong field, engineering, procurement, construction and installation (EPCI) contracts. Bids are expected in early 2004.
- Financing and gas payment securitization discussions continued with a number of parties.
- The Mangga -1 well encountered a subcommercial 12 metre net gas column in the Mundu formation.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Oil Search

Cue's oil production revenue received during the quarter from the SE Gobe oil field in PNG was US$1,025,060 and equated to 32,832 barrels. Cue did not have any hedging arrangements in place during the quarter.

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001 and has over 120 billion cubic feet of proven and profitable natural gas reserves and an estimated 8 million barrels of proven recoverable oil rèvenue from the approximately 80 million barrels of oil estimated to be in place.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the

Oyong is in 45 metres of water, 60 kilometres north east of PT Indonesian Power's 766 Megawatt open and combined cycle gas turbine facility at Grati, Indonesia. The gas is expected to be produced from the field at a minimum rate of 40 million cubic feet of gas per day. The combined gas and oil flow stream will be processed onshore at a facility which will be established adjacent to the Grati Power station.

First production is expected to commence in mid 2005.

During the quarter a revised Oyong plan of development was submitted to the Indonesian authorities. Approval is expected early in 2004.

Environmental impact studies continued during the quarter with environmental approval expected in early 2004.

Engineering, procurement, construction and installation (EPCI) contracts for the offshore platform and pipeline and the onshore processing plant have been released for bidding, and various discussions were held with potential bidders during the quarter. Bids are expected in early 2004.

Finance

During the quarter, discussions continued with several parties on letters of credit and other financial instruments with a view to securitizing payments made by the purchaser under the Gas Sales Agreement.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)

Operator: Santos

No exploration activity took place during the quarter in the SE Gobe licence.

PPL 189 - Papuan Basin, PNG (14.894% Interest)

No exploration activity took place during the quarter.

PRL 9 - Papuan Basin, PNG (14.894% Interest)

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)

Operator: Santos

No exploration activity took place during the quarter.

PRL 8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)
Operator: Oil Search

Studies continued during this quarter into the potential for using PNG natural gas for manufacturing methanol in PNG.
The Kimu gas field in PRL-8 could supply natural gas feed stock for such a development.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

During the quarter, the Mangga-1 well, which is located in the western portion of the contract area, penetrated a subcommercial 12 metres net gas column at the top of the Mund Formation objective. Other oil and gas shows were encountered beneath this column, including in an over pressured zone below 1574 metres. An initial attempt to obtain pressure information and wire line samples was unsuccessful due to sticking of the tool. Coventurer elpaso then proceeded with further evaluation on a sole risk basis, including deepening the well to 1663 metres.

Cue declined to join the sole risk. The well was subsequently plugged and abandoned after a test recovered a small quantity of oil from the zone below 1560 metres.

The Jeruk-1 well began drilling on 21 November 2003. Jeruk-1 is located 35km WSW of the Oyong field and 40km SE of Surabaya and is being drilled by Santos Ltd on a sole risk basis. Cue declined to join the sole risk.

The Jeruk-1 well is programmed to a planned local depth of 5172 metres and is expected to take at least 50 days to reach total depth.

Cue retains its rights to participate in any appraisal or development of a discovery subject to a sole risk premium

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No activity.

By Order of the Board

Andrew Knox
Public Officer

20 January 2004

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 31/12/03 $NZ 000**	**Year to Date (Six Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	1,625	3,122
b) Payments: for exploration and evaluation	(991)	(1,366)
for development	-	-
for production	(427)	(805)
for administration	(423)	(741)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	12	27
e) Interest and other costs of finance paid	(1)	-
f) Income taxes paid	(119)	(340)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	(324)	(103)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	-	-
other fixed assets	-	-
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	-	-
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) *NET INCREASE (DECREASE) IN CASH HELD	(324)	(103)
b) Cash at beginning of quarter/year to date	4,284	4,208
c) Exchange rate adjustments to Item 4(a) above	(313)	(458)
d) **CASH AT END OF QUARTER**	3,647	3,647

5. **NON-CASH FINANCING AND INVESTING ACTIVITIES**

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. **FINANCING FACILITIES AVAILABLE**

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	**Amount Available $NZ 000**	**Amount Used $NZ 000**
	-	-
TOTAL	-	-

7. **ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS**

	Current Quarter # $NZ 000	**Following Quarter $NZ 000**
a) Exploration and evaluation	1,474	1,319
b) Development	-	-
TOTAL	1,474	1,319

\# The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. **RECONCILIATION OF CASH**

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	**Current Quarter $NZ 000**	**Previous Quarter $NZ 000**
Cash on hand and at bank	6	121
Deposits at call	3,641	4,163
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	3,647	4,284

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Andrew Knox
Public Officer

20 January 2004

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 DECEMBER 2003

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 31 DECEMBER 2003

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 189	Barracuda Pty Ltd	14.894
PPL 190	"	10.947
PDL 3	"	5.568892
PRL 9	"	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72